August 16, 2024

David K. Chene
Chief Executive Officer
Millrose Properties, Inc.
600 Brickell Avenue, Suite 1400
Miami, FL 33131

       Re: Millrose Properties, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-11
           Submitted July 23, 2024
           CIK No.: 0002017206
Dear David K. Chene:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 9, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-11
General

1. We note your response to prior comment 1, and your disclosures explaining that you expect Class A common stock to be listed on the NYSE. However, since there is
       no maximum number of shares of the company   s Class B common stock that
may be
       distributed in the spin-off, and it is technically possible for only Class B common stock to be selected, please revise to explain whether you have taken any steps to ensure that there will be a sufficient number of shares of Class A common stock to meet listing standards, or appropriate risk disclosures regarding this possibility. Please also revise to add disclosures regarding the risk of the dilution of the voting power of your stockholders
 August 16, 2024
Page 2

       depending on how many shareholders elect to receive Class B common stock. In addition, disclose the number of your Class A Common Stock to be distributed and the corresponding voting percentage of such shares, based on the assumption that 25%, 50%,
       75% or 100% of Lennar stockholders will elect to receive your Class B common stock.
Summary, page 1

2. We note your response to prior comment 3. Please also revise your discussion of the
       Management Fee to KL and your discussion of Lennar's Capital Priority Right to provide some context to investors regarding these amounts without reference to the definitions. In addition, please also revise to define the term "Homesite" the first time it is used.
Business Overview, page 2

3. We acknowledge your revised disclosures in response to prior comment 5. However, although your revised disclosures explain why you believe the HOPP'R is self-financing in light of Lennar's initial contribution of the Transferred Assets in return for equity, it is still not clear why you believe it to be a "Permanent Capital" platform or an "'all-
       weather' reliable, consistent and uninterrupted access to capital, through both periods of strong market conditions and periods of market downturn or continued periods of weakened market conditions." In this regard, for example, we note your statements that neither Lennar nor any future customers are obligated to repurchase finished Homesites, but you state that "[r]ecycling the Homesite proceeds provides customers with reliable, consistent and uninterrupted access to capital, even during periods of market downturn or continued periods of depressed market condition." Please revise to explain the basis for your statement that there would be "reliable," consistent, and "uninterrupted" access to capital when there is no obligation on the part of Lennar or other customers to repurchase any finished Homesites (although we recognize your efforts to reduce "cherry picking"
       specific properties), during any particular period, there may not be third parties who are willing to purchase finished Homesites, Lennar is not obligated to do any home construction, and you may need to rely on the "financing ecosystem."
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Lillian Tsu, Esq.